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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Gushan Environmental Energy Limited

(Name of Issuer)

Ordinary Shares, par value HK$0.00001 each

(Title of Class of Securities)

40330W 106

(CUSIP Number)

Initial Public Offering – December 24, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40330W 106

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Ideanew Profits Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER: 8,732,184
6 SHARED VOTING POWER: 0
7 SOLE DISPOSITIVE POWER: 8,732,184
8 SHARED DISPOSITIVE POWER: 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,732,184 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 40330W 106

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): The Yangtze Ventures II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER: 0
6 SHARED VOTING POWER: 8,732,184
7 SOLE DISPOSITIVE POWER: 0
8 SHARED DISPOSITIVE POWER: 8,732,184

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,732,184 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 40330W 106

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Goldcrest Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER: 0
6 SHARED VOTING POWER: 8,732,184
7 SOLE DISPOSITIVE POWER: 0
8 SHARED DISPOSITIVE POWER: 8,732,184

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,732,184 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

CUSIP No. 40330W 106

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Shui On Construction and Materials Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5 SOLE VOTING POWER: 0
6 SHARED VOTING POWER: 8,732,184
7 SOLE DISPOSITIVE POWER: 0
8 SHARED DISPOSITIVE POWER: 8,732,184

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 8,732,184 ordinary shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.2%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

ITEM 1	(a).	NAME OF ISSUER:

Gushan Environmental Energy Limited (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 37, Golden Pond Road, Golden Mountain Industrial District Fuzhou City, Fujian Province, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Ideanew Profits Limited (“Ideanew”)

The Yangtze Ventures II Limited (“Yangtze”)

Goldcrest Development Limited (“Goldcrest”)

Shui On Construction and Materials Limited (“Shui On”)

(each a “Reporting Person” and collectively, the “Reporting Persons”). See Exhibit A.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of the registered office of Ideanew is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands

The address of the registered office of Yangtze is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands

The address of the registered office of Goldcrest is Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands

The address of the principal business office of Shui On is 34th Floor, Shui On Centre, 6-8 Harbour Road, Hong Kong

ITEM 2	(c).	CITIZENSHIP:

Ideanew: British Virgin Islands

Yangtze: Cayman Islands

Goldcrest: British Virgin Islands

Shui On: Bermuda

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2	(e).	CUSIP NUMBER:

40330W 106

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:
	Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
	Ideanew	8,732,184 ordinary shares	5.2%	8,732,184 ordinary shares	0	8,732,184 ordinary shares	0

	Yangtze	8,732,184 ordinary shares	5.2%	0	8,732,184 ordinary shares	0	8,732,184 ordinary shares

	Goldcrest	8,732,184 ordinary shares	5.2%	0	8,732,184 ordinary shares	0	8,732,184 ordinary shares

	Shui On	8,732,184 ordinary shares	5.2%	0	8,732,184 ordinary shares	0	8,732,184 ordinary shares
	Ideanew is the record owner of 8,732,184 ordinary shares of the Issuer. Yangtze is the controlling shareholder of Ideanew. Goldcrest is the controlling shareholder of Yangtze. Shui On, whose shares are listed on the Hong Kong Stock Exchange, is the sole shareholder of Goldcrest. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of Yangtze, Goldcrest and Shui On may be deemed to beneficially own all of the shares held by Ideanew.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

	Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

	Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

	Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

	Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

	Not applicable

ITEM 10.	CERTIFICATION:

	Not applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008

Ideanew Profits Limited	By:	/s/ Wong Yuet Leung, Frankie
	Name:	Wong Yuet Leung, Frankie
	Title:	Director

The Yangtze Ventures II Limited	By:	/s/ Wong Yuet Leung, Frankie
	Name:	Wong Yuet Leung, Frankie
	Title:	Director

Goldcrest Development Limited	By:	/s/ Wong Yuet Leung, Frankie
	Name:	Wong Yuet Leung, Frankie
	Title:	Director

Shui On Construction and Materials Limited	By:	/s/ Wong Yuet Leung, Frankie
	Name:	Wong Yuet Leung, Frankie
	Title:	Chief Executive Officer

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement